

07002257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED
FEB 26 2007
WASHINGTON, DC SECTION

SEC FILE NUMBER
8-48708

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Agile Securities, Inc.
(~~d/b/a~~ Greenberg & Associates Securities, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4909 Pearl East Circle, Suite 300
(No. and Street)

Boulder	CO	80301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hal Dierolf — (303) 440-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Neal Greenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Agile Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JENNIFER A. BOURASSA
NOTARY PUBLIC
STATE OF COLORADO

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGILE SECURITIES, INC.
(d/b/a GREENBERG & ASSOCIATES SECURITIES, INC.)

CONTENTS

AGILE SECURITIES, INC.
(d/b/a GREENBERG & ASSOCIATES SECURITIES, INC.)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006



SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH, D.C.
210
SECTION



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Agile Securities, Inc.

We have audited the accompanying statement of financial condition of Agile Securities, Inc. as of December 31, 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agile Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 13, 2007

AGILE SECURITIES, INC.
(d/b/a GREENBERG & ASSOCIATES SECURITIES, INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	315,799
Commissions receivable		19,760
Securities owned, at market value		8,246
Cash surrender value of life insurance		60,711
Receivable from related parties (Note 3)		163,241
Furniture and equipment, net of accumulated depreciation of $105,572		8,386
Other assets		49,254
Total assets	**$**	**625,397**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	8,812
Other accrued liabilities		65,441
Total liabilities		74,253
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
SHAREHOLDER'S EQUITY: (Note 2)		
Common stock, no par value; 50,000 shares authorized; 100 shares issued and outstanding		233,816
Retained earnings		317,328
Total shareholder's equity		551,144
Total liabilities and shareholder's equity	**$**	**625,397**

The accompanying notes are an integral part of this statement.

AGILE SECURITIES, INC.
(d/b/a GREENBERG & ASSOCIATES SECURITIES, INC.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions	$ 401,518
Trading losses, net	(9,810)
Other income	5,207
Total revenues	396,915
EXPENSES:	
Salaries, payroll taxes and leased employee benefits	225,274
Professional fees	73,853
General and administrative	74,509
Occupancy expenses	198,869
Marketing and advertising	189,369
Travel and entertainment	850
Communications	36,311
Depreciation	5,283
Reimbursement from affiliate (Note 3)	(423,864)
Total expenses	380,454
NET INCOME	**$ 16,461**

The accompanying notes are an integral part of this statement.

AGILE SECURITIES, INC.
(d/b/a GREENBERG & ASSOCIATES SECURITIES, INC.)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Retained
	Shares	Amount	Earnings
BALANCES, December 31, 2005	100	$ 233,816	$ 330,867
Capital distributions			(30,000)
Net income			16,461
BALANCES, December 31, 2006	**100**	**$ 233,816**	**$ 317,328**

The accompanying notes are an integral part of this statement.

AGILE SECURITIES, INC.
(d/b/a GREENBERG & ASSOCIATES SECURITIES, INC.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 16,461
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	5,283
Unrealized gain on securities owned	(309)
Decrease in commissions receivable	45,065
Decrease in cash surrender value of life insurance	10,119
Increase in other assets	(2,972)
Decrease in accounts payable	(1,693)
Decrease in other accrued liabilities	(79,478)
Net cash flows used in operating activiites	(7,524)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(3,644)
Decrease in related party receivables	125,803
Net cash flows provided by investing activities	122,159
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital distributions	(30,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	84,635
CASH AND CASH EQUIVALENTS, at beginning of year	231,164
CASH AND CASH EQUIVALENTS, at end of year	**$ 315,799**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Agile Securities, Inc. (the "Company") was incorporated on September 20, 1995 and operates as a securities broker-dealer dealing mainly in mutual funds and insurance related products. Effective January 1, 2006 the Company changed its name from Agile Group to Agile Securities, Inc.

The Company under Rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company's broker transactions are limited to the sale and redemption of redeemable securities of registered investment companies. The Company does not carry or clear customer accounts.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five to seven years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

Income Taxes

The Company is recognized as an S-Corporation by the Internal Revenue Service. The Company's shareholder is liable for federal and state income taxes on its taxable income.

Basis of Accounting

Securities owned by the Company (mutual funds) are recorded at market value, and related changes in market value are reflected in income. The Company records securities transactions, commission revenue and related expenses on a trade date basis.

Advertising Expense

Advertising costs incurred by the Company are expensed as incurred. During the year ended December 31, 2006, $178,550 was charged to advertising expense.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital and net capital requirements of $309,266 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .24 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense agreement with an affiliated entity. The Company paid this affiliated entity professional fees of $23,588 for the year ended December 31, 2006.

In addition, the Company received $423,864 from three other affiliated entities as payment for their share of the expenses incurred by the Company. At December 31, 2006, the Company had a receivable from those entities of $139,499.

The Company had a $4,074 receivable from another affiliate and a $19,668 receivable from officers and shareholders of the Company at December 31, 2006.

An affiliate pays salaries for all employees and the Company reimburses this affiliate for its portion of the salaries expense. During the year ended December 31, 2006 $200,000 was paid to this affiliate.

The above affiliated entities are owned by certain officers and shareholders of the Company.

NOTE 4- LEASE COMMITMENTS

The Company leases office space under a non-cancelable operating lease expiring on December 1, 2011. At December 31, 2006, aggregate minimum future rental commitments under this lease with remaining terms in excess of one year are as follows:

Total rental expense of $195,101, which includes maintenance and taxes, was charged to operations during the year ended December 31, 2006.

For the year ending December 31,	Amount
2007	$ 110,091
2008	110,091
2009	110,091
2010	110,091
2011	100,917
	$ 541,281

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a retail brokerage house and deals primarily in mutual funds and variable insurance products which it buys and sells on behalf of its customers on a fully disclosed basis. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

As of December 31, 2006, the Company held deposits in banks of $215,799 in excess of the federally insured amount. The amounts in excess of the federally insured amount is subject to loss, should the bank cease business. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's financial instruments, including cash and cash equivalents, receivables, other assets, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

SUPPLEMENTARY INFORMATION

AGILE SECURITIES, INC.
(d/b/a GREENBERG & ASSOCIATES SECURITIES, INC.)

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2006

CREDIT:		
Shareholder's equity	$	551,144
DEBITS:		
Nonallowable assets:		
Commissions receivable		19,760
Receivable from related parties		163,241
Furniture and equipment, net		8,386
Other assets		49,254
Total debits		240,641
Net capital before haircuts on securities positions		310,503
Haircuts on securities positions		1,237
NET CAPITAL		309,266
Minimum requirements of 6-2/3% of aggregate indebtedness of $74,253 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**304,266**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	8,812
Other accrued liabilities		65,441
TOTAL AGGREGATE INDEBTEDNESS	**$**	**74,253**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.24 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2006.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Agile Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Agile Securities, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Agile Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Agile Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

In addition, our review indicated that Agile Securities, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(1) as of December 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 13, 2007

END